Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 _____________
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-3352 (212) 455-7862	E-mail Address kwallach@stblaw.com hui.lin@stblaw.com

May 19, 2023
VIA EDGAR
Taylor Beech
Donald Field
James Giugliano
Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Re:  CAVA Group, Inc.
Registration Statement on Form S-1
Filed May 19, 2023
CIK No. 0001639438
Ladies and Gentlemen:
On behalf of CAVA Group, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock, which amends Amendment No. 2 to the Draft Registration Statement confidentially submitted on April 14, 2023. The Registration Statement has been revised to reflect that it is filed rather than confidentially submitted, and to reflect certain other changes, including the presentation of our financial statements as of and for the first quarter of fiscal 2023 ended April 16, 2023 and related disclosure throughout the Registration Statement. In addition, the Registrant has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. The Registrant understands that the Staff requires a reasonable amount of time for review.
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BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	-2-	May 19, 2023
Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this filing.

Very truly yours,

s/ Kenneth B. Wallach

Kenneth B. Wallach

/s/ Hui Lin

Hui Lin

cc:	CAVA Group, Inc.
Robert Bertram
Skadden, Arps, Slate, Meagher & Flom LLP
Laura A. Kaufmann Belkhayat
Ryan J. Dzierniejko